UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-41072

Iris Energy Limited
(Translation of registrant’s name into English)

Level 12, 44 Market Street
Sydney, NSW 2000 Australia
+61 2 7906 8301
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Results of Operations

On May 15, 2024, Iris Energy Limited (the “Company”) released information regarding its financial results for the three and nine months ended March 31, 2024. Copies of the Company’s press release, management presentation, unaudited interim consolidated financial statements and management’s discussion and analysis of financial condition and results of operations are furnished hereto as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively.

Expansion Update

On May 15, 2024, the Company also released a press release providing an update on its expansion.

The Company’s operating hashrate has increased to 10 EH/s, and the Company’s previously announced 2024 expansion plan to 20 EH/s has been increased to 30 EH/s. This additional growth is enabled through amended and new agreements with Bitmain, along with the construction of an additional 50MW of data center capacity at Childress in 2024.

A copy of the Company’s press release is furnished hereto as Exhibit 99.5

INCORPORATION BY REFERENCE

This Report on Form 6-K (other than the information contained in the press releases furnished as Exhibits 99.1 and 99.5 to this Report on Form 6-K and the information contained in the management presentation furnished as Exhibit 99.2 to this Report on Form 6-K) shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File Nos. 333-261320, 333-265949, 333-269201 and 333-273071) and the registration statements on Form F-3 (File Nos. 333-267568, 333-274500 and 333-279427) of Iris Energy Limited and to be a part thereof from the date on which this report is filed to the extent not superseded by documents or reports subsequently filed or furnished.

The information contained in the press releases furnished as Exhibits 99.1 and 99.5, and the management presentation furnished as Exhibit 99.2 to this Report on Form 6-K shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any of the Company’s filings under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference in any such filing.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release Announcing Third Quarter FY24 Results, dated May 15, 2024
99.2	Management Presentation, dated May 15, 2024
99.3	Unaudited Interim Consolidated Financial Statements for the Three and Nine Months ended March 31, 2024
99.4	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months ended March, 31, 2024
99.5	Press Release Announcing Increased Expansion Plans, dated May 15, 2024
101
The following materials from this Report are formatted in Inline XBRL (eXtensible Business Reporting Language): (i) Unaudited interim consolidated statements of profit or loss and other comprehensive income, (ii) Unaudited interim consolidated statements of financial position, (iii) Unaudited interim consolidated statements of changes in equity, (iv) Unaudited interim consolidated statements of cash flows and (v) Notes to the unaudited interim consolidated statements

104	Cover Page Interactive Data File – The cover page from this Report on Form 6-K is formatted in iXBRL (included as Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Iris Energy Limited

Date: May 15, 2024	By:	/s/ Daniel Roberts
Daniel Roberts
Co-Chief Executive Officer and Director